Exhibit 99.2

TRADING DATA

The following table sets forth all transactions in the Shares effected since the filing of Amendment No. 4. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

Trade Date	Buy/Sell	Quantity of Shares	Unit Cost	Security
8/21/2017	Sell	40,000	$0.43	Common Stock
8/21/2017	Sell	24,000	$0.42	Common Stock
8/18/2017	Sell	18,000	$0.385	Common Stock
8/17/2017	Sell	2,000	$0.385	Common Stock
8/8/2017	Sell	10,550	$0.40	Common Stock
8/4/2017	Sell	1,680	$0.40	Common Stock
8/3/2017	Sell	20,200	$0.42	Common Stock
8/2/2017	Sell	200	$0.42	Common Stock
7/31/2017	Sell	1,000	$0.42	Common Stock